SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 1
                                       to
                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                           Columbia Laboratories, Inc.
                           ---------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)


                                    197779101
                                  --------------
                                 (CUSIP Number)


                                  TC Management
                           237 Park Avenue, Suite 800
                            New York, New York 10017
                                 (212) 808-3434
                      ------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                December 14, 1998
                                ----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

                                  Schedule 13D
CUSIP No. 197779101
-------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Anthony R. Campbell
--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)|X| *
                                                                       (b)|_|
          *Disclaimed
--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      SOURCE OF FUNDS

               WC
--------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                     |_|
--------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
--------------------------------------------------------------------------------
                      7)                         SOLE VOTING POWER
                                                 1,472,600 (See Item 5)

                      ----------------------------------------------------------
        NUMBER
        OF            8)                         SHARED VOTING POWER
        SHARES                                   Not Applicable
                      ----------------------------------------------------------
        BENEFICIALLY
        OWNED BY      9)                         SOLE DISPOSITIVE POWER
        EACH                                     1,472,600 (See Item 5)
        REPORTING
                      ----------------------------------------------------------
        PERSON        10)                        SHARED DISPOSITIVE POWER
        WITH                                     Not Applicable

--------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,472,600   (See Item 5)

--------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                             |_|

--------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               5.1%

--------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
               IN

--------------------------------------------------------------------------------

                                  Schedule 13D


Item 1 of the Schedule 13D, "Security and Issuer," is amended and restated in its entirety as follows:

         This Statement amends the Schedule 13D dated November 12, 1998 relating to the Common Stock, $.01 par value (the "Common Stock"), of Columbia Laboratories, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 2665 South Bayshore Drive, Miami, Florida, 33133.

         The filing of any Schedule 13D and amendments thereto does not constitute an admission that the Reporting Person is a member of a "group" for purposes of the Securities Exchange Act of 1934, as amended, or the rules promulgated thereunder or for any other purpose whatsoever. The Reporting Person expressly disclaims beneficial ownership of any Common Stock beneficially owned by any other persons.

Item 2 (a) - (c) of the Schedule 13D, "Identity and Background," is amended to amend and restate the fifth paragraph thereof in its entirety as follows:

         An  aggregate  of  1,472,600  shares  of  Common  Stock,   representing
approximately 5.1% of the shares of outstanding Common Stock, were beneficially owned by the Reporting Person, as of December 14, 1998.

Item 2 (a) - (c) of the Schedule 13D, "Identity and Background," is amended to add the following sentence at the end thereof:

         TC Management is authorized to receive notices and communications regarding this Statement.

Item 3 of the Schedule 13D, "Source and Amount of Funds or Other Consideration," is amended and restated in its entirety as follows:

         As of December 14, 1998 the Reporting Person beneficially owned an aggregate of 1,472,600 shares of Common Stock, all of which were acquired on the open market over the course of time at then-current market prices for aggregate consideration of approximately $15,790,207. The costs of the purchases by the Campbell Entities were funded out of working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The costs of the purchases made by the Reporting Person as an individual were funded out of personal funds, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

Item 4 of the Schedule 13D, "Purpose of Transaction," is amended to add the following:

         On December 14, 1998, the Company announced that it planned to restructure its Board of Directors to include three new outside directors, including James J. Apostolakis. The Company also announced that it planned to hold its annual shareholders meeting on January 28, 1999, in New York City. The Company's announcement followed discussions over an extended period of time with the Reporting Person and others, and reflected, among other things, the evolution of an understanding regarding the future composition of the Board and certain related matters. It is anticipated that that understanding will be reflected in a definitive agreement expected to be entered into shortly between the Company, certain members of senior management, the Reporting Person and certain of the parties who have been referred to in the Schedule 13D.

         On the foregoing basis, the Committee described in the Schedule 13D is being discontinued and the Reporting Person and others referred to in the
Schedule 13D are no longer pursuing the matters discussed therein.

         It is anticipated that those persons who become signatories to a definitive agreement as noted above will make such further filings as may be appropriate in that connection going forward.

Items 5 (a) and (c) of the Schedule 13D, "Interest in Securities of the Issuer," are amended and restated in their entirety as follows:

         (a) An aggregate of 1,472,600 shares of Common Stock, representing approximately 5.1% of the shares of outstanding Common Stock, were beneficially owned by the Reporting Person as of December 14, 1998.

         The following table sets forth the number of shares of Common Stock owned by the Campbell Entities as of December 14, 1998.

                                                                 Percentage
                                                                 of
Campbell                       Shares of                         Outstanding
Entity                         Common Stock                      Common Stock
------                         ------------                      ------------

TC Management/1/               1,442,600                         5.0

Windsor LP                     1,298,800                         4.5

TC Managed Account               101,300                          .4
--------
/1/ TC Management, as general partner of Windsor LP and manager of the TC Managed Account, may be deemed to beneficially own the shares directly owned by Windsor LP and the TC Managed Account.

         Additionally, Mr. Campbell individually owns 42,500 shares of Common Stock, and a trust estate for the benefit of Mr. Campbell's children owns 30,000 shares of Common Stock (as to which Mr. Campbell disclaims beneficial ownership), representing an aggregate of approximately .3% of the outstanding Common Stock.

         The Reporting Person expressly disclaims beneficial ownership of any Common Stock beneficially owned by James J. Apostolakis, David Ray, Bernard Marden, Christopher Castroviejo, David Knott or any other person.

         (c) Except as set forth on Schedule I annexed hereto, the Reporting Person and the Campbell Entities have not effected any transactions in the Common Stock during the past 60 days. All such transactions were effected in the open market.

Item 6 of the Schedule 13D, "Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer," is amended to add the following:

         It is anticipated that the understanding referred to in Item 4 will be reflected in a definitive agreement expected to be entered into shortly between the Company, certain members of senior management, the Reporting Person and certain of the parties who have been referred to in the Schedule 13D. (See Item 4.)

                                    SIGNATURE


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:  December 15, 1998


                                                   /s/ Anthony R. Campbell
                                                   ------------------------
                                                   Name: Anthony R. Campbell

                                   SCHEDULE I

                             TRANSACTIONS IN COMMON
                      STOCK OF COLUMBIA LABORATORIES, INC.
                          DURING THE PRECEDING 60 DAYS


Shares Purchased by Windsor LP:

                                    Number of
                                     Shares
Date                                Purchased                    Total Cost
----                                ---------                    ----------

10/29/98                            15,000                       $49,675
10/30/98                            16,800                        56,715
11/2/98                             40,000                       148,081
11/10/98                            11,500                        58,330

Shares Purchased by the TC Managed Account:

                                    Number of
                                     Shares
Date                                Purchased                    Total Cost
----                                ---------                    ----------

11/2/98                             10,000                       $37,289